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 **FUNDRISE** | **Income Interval Fund**

Editor's note: The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $19,154,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.

Financing new home construction near Austin, TX

This innovative new investment structure is intended to provide an attractive income yield.

We've invested in the acquisition and development of an approximately 70 acre property in Taylor, Texas, roughly 40 minutes northeast of downtown Austin, as the future site of a new community of 301 single-family homes. As part of this investment, we've entered into an agreement with a national homebuilder to provide financing for the development of the land in exchange for earning a fixed rate of return of **roughly 9.5% annually**.

Strategy

This investment follows a Fixed Income strategy.

Business plan

The goal of this investment is to produce an **attractive income stream** through financing the development of new housing in a growing area. The business plan shares much in common with other acquisition and construction financing that you may be familiar with if you've been investing with us for a while, with the primary difference being that we acquired the property, rather than providing a loan to the builder.

As the property owner, we have engaged the builder to perform the land development, which essentially means taking raw land and performing all the improvements needed before vertical construction on the homes can begin (e.g. grading and water retention, paving roads and sidewalks, running utilities, and pouring foundations).

The builder has agreed to deliver this work at a fixed price, which we will fund in draws as certain milestones are completed.

In addition, we have an agreement with the builder whereby they are entitled to buy the finished lots from us at a set price. To maintain these rights, they have agreed to pay a fixed monthly payment, which functions similar to an interest payment, along with posting a non-refundable deposit of 15% of the finished lot purchase price.

The combined effect of these agreements is that we are financing the property acquisition and initial phase of development, which creates an inventory pipeline of finished lots for the builder without tying up their capital. In exchange for providing this benefit, we can earn an attractive yield on our investment with a considerable margin of safety, while yields on many other investments are at or near historic lows.

Why we invested

- **Attractive margin of safety:** In addition to being owners of the land, the homebuilder has provided a deposit in the amount of 15% of the finished lot costs, which serves to further reduce our risk.

- **Growing local economy:** Taylor, Texas, is part of the greater Austin metropolitan area, a direct 40 minute drive to Austin's downtown. Largely thanks to a booming tech industry, Austin's population growth has soared over the past decade, with a 22% increase from 2010 to 2019 according to the US Census, and, according to recent study published in June 2022, Austin ranks as the second best performing major job market since the beginning of the pandemic and the sixth best over the last 12 months.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.